

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 18, 2015

Via E-mail
Mark L. Rockefeller
Chief Executive Officer
StreetShares, Inc.
1985 Isaac Newton Square West, Suite 103
Reston, VA 20190

> **Re:**   **StreetShares, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 4, 2015**
> **File No. 024-10498**

Dear Mr. Rockefeller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 11, 2015 letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note your response to comment 1 that you will be offering StreetShares Notes on your platform and that StreetShares Note investors will be able to view your full website, including pending and past loan transactions. Please explain in detail how the offers to purchase StreetShares Notes will be made on your website and tell us how Regulation A investors would navigate your platform in order to subscribe for StreetShares Notes. In this regard, please also provide us with screenshots of the platform in development in

advance of qualification. Finally, please explain to us in detail what information about pending and past loan transactions you intend to provide to investors on your website and why it is not information material to an investment decision such that it should be provided in the offering circular.

Offering Circular Summary

Business Overview, page 1

2.   Please tell us in greater detail how investors "will be able to provide feedback with respect to the Company's active loan portfolio." We also note your response to comment 1 that "[i]nvestors will also be able to provide feedback on pending loan transactions that will be visible to [you] and other site users."

Use of Proceeds, page 14

3.   We note your response and revisions in response to comment 3 that you may use investor funds from the sale of StreetShares Notes to fund a portion of the loans listed on your platform that are undersubscribed by purchasers of Member Payment Dependent Notes. Please disclose the maximum percentage or amount, or both, that you would commit to an individual loan in such circumstances. Please revise the discussion of your direct lending account in your "About the Platform" section concerning the potential concentration of your direct lending investment in a small number of loans and include appropriate risk factor disclosure, as applicable.

About the Platform

Underwriting Process

Overview, page 16

4.   Please delete your disclosure on page 17 that public investors can "elect to support" specific loan requests by approved borrowers "by directing the proceeds of their Company investment," as well as the disclosure that StreetShares Note investors are required to pre-fund their StreetShares accounts "before they can invest in a loan." In this regard we note your response to comment 1 that "investors in StreetShares Notes will not be directing the proceeds of their investment."

Plan of Distribution, page 29

5.   We note your disclosure that you plan to provide your offering circular to prospective investors "upon their request." Please revise your plan of distribution to clarify that your offering circular will either accompany or precede all written offers. We further note that you "expect to use additional advertising, sales and other promotional materials in

connection with this offering" and that "these materials will not give a complete understanding of this offering." Please explain to us in detail how such communications would be compliant with Regulation A. Please see in particular Rules 251(d), 254 and 255 of Regulation A.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-8

6. We note your response to comment 8 that you estimate your allowance for loan losses at both stages (i.e., losses incurred at the balance sheet date *and* based on losses expected over the life of the loan). We also note your revised disclosure on page F-8 that the Company uses a proprietary *forecasted life of loan loss rate* at origination for new loans that have not had the opportunity to make payments when they are first funded. Based on this information, it is unclear whether or not you are attempting to project or forecast changes in facts and circumstances after the balance sheet date or are attempting to follow the principle in ASC 450-20-25-2 that a loss contingency should be recognized only if past and current events indicate that it is probable that an asset has been impaired or that a loss has been incurred as of the balance sheet date. Please explain and revise the filing, if necessary.

Part III – Exhibits

7. Please file a form of the subscription agreement that you intend to use for your offering. Refer to Item 17 of Part III of Form 1-A for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mark L. Rockefeller
StreetShares, Inc.
December 18, 2015
Page 4

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Brian S. Korn, Esq.